Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated April 28, 2014

[COMPLETE “ADDENDUM TO THE ELECTRONIC ACCESS AGREEMENT” LANGUAGE FROM SCREENSHOT ABOVE]

STRUCTURED INVESTMENTS DISTRIBUTOR USE APPLICATION ADDENDUM
TO THE
ELECTRONIC ACCESS AGREEMENT

Structured Investments Distributor Use Application Addendum dated April 25, 2014

This Structured Investments Distributor Use Application Addendum (“Addendum”) to the Electronic Access Agreement (the “Access Agreement”) is issued pursuant to and deemed to be a part of the Access Agreement between you and us with the terms and conditions of the Access Agreement incorporated by reference, and any violation or breach of this Addendum shall be deemed a violation or breach of the Access Agreement as well.  Capitalized terms and other terms not otherwise defined herein and defined in the Access Agreement shall possess the meanings ascribed in the Access Agreement.

BEFORE INSTALLING/ACCESSING THIS APPLICATION, PLEASE READ THIS ADDENDUM WHICH GOVERNS ACCESS TO, AND USE OF, THE APPLICATION KNOWN AS THE STRUCTURED INVESTMENTS DISTRIBUTOR USE APPLICATION (THE “APPLICATION”), AND CONTAINS IMPORTANT INFORMATION ABOUT YOUR LEGAL RIGHTS AND LIABILITIES.

1.           SEC Disclaimers. SEC Legend. JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings of securities posted on this Application. Before you invest in any offering of securities by JPMorgan Chase & Co., you should read the prospectus in that registration statement, each prospectus supplement, as well as the particular product supplement, underlying supplement, term sheet, pricing supplement and any other documents that JPMorgan Chase & Co. has filed with the SEC relating to such offering for more complete information about JPMorgan Chase & Co. and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the particular offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement, pricing supplement  and term sheet if you so request by calling toll-free 866-535-9248.

For certain other SEC registered offerings, a registration statement related to these securities has been filed with the SEC and may or may not be effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

2.           Application. The distribution of material in this Application may be restricted by the laws and regulations of the state or country from which you are accessing this Application. Where such restrictions exist, this information is not intended for distribution to, or use by, any person or entity in any such jurisdiction, and persons accessing these pages are required to inform themselves about and to observe any such restrictions and such investors will not be able to purchase the securities described Access is provided to you as a revocable privilege on the condition of your agreement to the terms and conditions set forth in the Access Agreement and Addendum.  Materials and information posted on the Application may be printed for your use, provided, that you do not remove any copyright or other proprietary notices or legends. Materials and information posted on the Application may not be duplicated, copied, re-

disseminated or re-distributed to any other person or entity. You agree that the foregoing prohibitions shall survive the termination of this Addendum. The terms and conditions of this Addendum are subject to change. You agree that J.P. Morgan may notify you of any amendments to this Addendum by posting the amended terms of the Addendum to the Application. You are responsible for being familiar with the current version of this Addendum posted on the Application during each session.

3.	Indicative Prices and Valuations.

(a)
Where the information consists of pricing or performance data, the data contained therein has been obtained from sources believed reliable. Data computations are not guaranteed by any information service provider, third party or us or any affiliates and may not be complete. Neither any information service provider, third party or J.P. Morgan gives any warranties, as to the accuracy, adequacy, quality of fitness, timeless, non-infringement, title, of any information for a particular purpose or use and all such warranties are expressly excluded to the fullest extent that such warranties may be excluded by law. You bear all risk from any use or results of using any such information. You are responsible for validating the integrity of any information received over the Internet and in this Application.  To receive certain market information, you may need to have entered into separate agreements with certain market providers and/or certain market information transmitters.

(b)
Except for “Firm” prices as described in Section 4 below, any values or prices are provided for information purposes only and are intended solely for your use.  Such prices or values may not represent (i) the actual terms at which new transactions could be entered into, (ii) the actual terms at which existing transactions could be liquidated or unwound or (iii) the calculation or estimate of an amount that would be payable following the designation of any early termination date under any agreement governing our trading relationship.  J.P. Morgan does not warrant the completeness or accuracy of such prices or values.

(c)
Certain valuations are derived from proprietary models based upon well-recognized financial principles and reasonable estimates about relevant future market conditions. Valuations based on other models or different assumptions may yield different results. J.P. Morgan expressly disclaims any responsibility for (i) the accuracy of the models or estimates used in deriving the valuations, (ii) any errors or omissions in computing or disseminating the valuations and (iii) any reliance on or uses to which the valuations are put. Note that in performing the calculations of the present value of all future cash flows for some instruments, it may have been necessary to make estimates about future market conditions. In these cases our calculations have been performed using J.P. Morgan’s reasonable estimates of the relevant future market conditions, in accordance with our internal policies and models.

4.
Firm Prices. Certain bid or ask prices in  this  Application are indicated as “Firm”, which means that J.P. Morgan Securities LLC (“JPMS”) is prepared to buy at such “Firm” bid prices or sell at such “Firm” ask prices, as applicable, the relevant securities or CDs, subject to any maximum notional amount that JPMS will buy or sell in a single transaction.  By clicking the “Sell” or  “Buy” button on the relevant order page, you are accepting an offer from JPMS to buy or sell, as applicable, at the specified bid or ask price, the indicated

notional amount of the relevant securities or CDs (subject to any maximum notional amount) and forming a binding contract with JPMS.  Once you have clicked the “Sell” or “Buy” button, your acceptance of the offer to buy or sell, as applicable, is irrevocable.  Accordingly, you should click the “Sell” or “Buy” button, where available, only if you are committed to completing the relevant transaction. Not all securities and CDs listed in this Application are available for sale or purchase through this Application. Unless a price is indicated as “Firm”, such price is indicative only. Please refer to “Indicative Prices and Valuations” in Section 3 above.

5.           Date of Publication. Materials posted on the Application are published as of their stated date or, if no date is stated, the date of first posting. Neither J.P. Morgan nor any other party has undertaken any duty to update any such information. If the date of publication displayed in the Application is different from the date of the document, the date displayed as part of the document is its official date.

6.           Disclaimers.

(a)
Information herein has been obtained from sources believed to be reliable, but J.P. Morgan does not warrant its completeness or accuracy. The value of the securities or financial instruments mentioned herein (including the income derived therefrom) may be adversely affected by changes in market prices and exchange rates, the imposition of taxes and other factors. Prices, opinions and estimates reflect our judgment on the date of original publication and are subject to change at any time without notice. The information contained in this Application has been internally developed or taken from trade and statistical services and other sources which we deem reliable, although no warranty is made that such information is accurate or complete and it should not be relied upon as such. Because of the possibility of delays and human and/or mechanical error, as well as other factors, neither J.P. Morgan is or shall be responsible for any delays, errors, inaccuracies or omissions in or on the Application. Information concerning past performance is not necessarily a guide to future performance.

(b)
Any term sheets, pricing supplements, disclosure supplements or other offering materials (each, an "Offering Document") are provided solely for your convenience and generally describe the terms of the transaction described therein. The Offering Documents are not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law.

(c)
You should not assume that the information contained or incorporated by reference in any Offering Document is accurate as of any date other than the respective dates set forth therein or of the date incorporated therein. Please be advised that no Offering Document has been updated since the date set forth therein and that material events affecting the securities offered therein and/or the issuer thereof may have occurred since such date. J.P. Morgan is under no obligation to supplement or update any Offering Document and J.P. Morgan can provide no assurances that any Offering Document is accurate or complete.

7.	Suitability and Appropriateness. Securities or financial instruments mentioned in the

Application may not be suitable or appropriate for all investors or in all geographical areas. Your particular needs, investment objectives and financial situation were not taken into account in the preparation of this Application and the materials contained herein. You must make your own independent decisions regarding any securities or financial instruments mentioned herein. You should consider whether the purchase or sale of any product is appropriate for you in light of your particular investment needs, objectives and financial circumstances.

8.
Private Placements. In the limited event that J.P. Morgan provides you with  access to information on this Application relating to offerings of notes by JPMorgan Chase Bank, N.A. (the "Bank") that are effected pursuant to the requirements of 12 Section 16.7 and Section 4(2) and Regulation D under the Securities Act ( “Reg D Information’), each time you access the Reg D Information shall be deemed to be an affirmation that:

a)
the representations and warranties of you individually, or in your capacity as a representative of a securities dealer which JP Morgan has agreed to permit to have access to the Reg D Information (the “Intermediary”) contained  in Section 12 of the Master Distribution Agreement dated as of May 25, 2006 (through the applicable Agent Accession Letter) between the Bank and the Intermediary are true and correct in all respects at the time you access such Reg D Information;

b)	the Intermediary is an institutional "accredited investor" as defined in Rule 501(a)(l), (2), (3) or (7) under the Securities Act;

c)	the Intermediary has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment based on the Reg D Information;

d)
no J.P.Morgan entity has made any representations to the Intermediary with respect to J.P.Morgan or the offer or sale of any securities by the Bank ; the Intermediary has not relied upon advice from any J.P.Morgan entity regarding the suitability of the Bank-issued securities as an investment for itself or for any other investors to whom it may resell the Bank-issued securities (each an "Investor" and collectively "Investors"); it acknowledges that no J.P.Morgan entity makes any representation or warranty as to the accuracy or completeness of the information contained in this Application and it will satisfy itself that the Bank-issued securities are suitable for the relevant Investors and that such Investors are capable of evaluating and have evaluated the risks and merits of an investment in the securities and that each such Investor receives sufficient information to make an  informed decision whether to invest in the Bank issued securities;

e)	the Intermediary has entered into an Agent Accession Letter with the Bank as it relates to the Reg D Information; and

f)
none of  (i)  the Intermediary; (ii) any director, executive officer or other officer who participates or is expected to participate in the offering of Reg D notes of  the Intermediary (a "Covered  Person") or (iii) if the Intermediary engages a third party solicitor, private placement agent or  finder ( each a  "Solicitor"), any such Solicitor (other than a Covered Person) that has been or will be paid (directly or indirectly) remuneration by the Intermediary for solicitation of purchasers in connection with the sale of Reg D Notes has been subject to any disqualification event set forth under Rule 506(d)(l) of Regulation D.

9.           J.P. Morgan Positions. J.P. Morgan's employees and employee benefit programs may have positions or effect transactions in securities or financial instruments (or options with respect thereto) mentioned in the Application or serve as directors of issuers or affiliates mentioned in the Application. Fees may be shared with third parties and/ or affiliates.

10.           United States. The Application is made available in the United States.

11.           Trademark Notices. "J.P. Morgan," "JPMorgan Chase," "Chase," and the "Octagon Symbol" are registered trademarks of JPMorgan Chase & Co. Other featured words or symbols used to identify the source of goods and services are the trademarks of JPMorgan Chase & Co. or their respective owners.

12.           Application Content and Materials. Not all products and services are available for all institutions or in all geographic areas. Your eligibility for particular products and services is subject to final J.P. Morgan determination and acceptance.

13.           Disclaimer of Advice. Except as otherwise expressly stated, the Application does not purport to provide any financial, investment, tax, accounting or legal advice. Unless J.P. Morgan has expressly agreed in writing to act as advisor with respect to a particular transaction pursuant to terms and conditions specifying the nature and scope of its advisory relationship, J.P. Morgan is acting in the capacity of an arm's length contractual counterparty or agent to you in connection with any transaction that J.P. Morgan enters into with you, not as a financial advisor or a fiduciary.

14.           Other Risks. Transactions of the type described in the materials posted on this Application may involve a high degree of risk, and the value of such instruments may be highly volatile. Such risks may include without limitation risk of adverse or unanticipated market developments, risk of counterparty or issuer default and risk of illiquidity. In certain transactions counterparties may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all the risks and other significant aspects in connection with transactions of the type described herein, and counterparties should ensure that they fully understand the terms of the transaction, including the relevant risk factors and any legal, tax and accounting considerations applicable to them, prior to transacting. Investors should carefully review the Certain Risk Considerations and Certificates of Deposit Certain Risk Considerations as applicable.

15.           Waiver of Sovereign Immunity. You, if you are (a) an agent acting on behalf of a governmental entity, represent that you have the authority to bind the principal and on behalf of such principal, or (b) a governmental entity using the  Application directly, in each case hereby represent, that the governmental entity has waived to the fullest extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction, order for specific performance or for recovery of property, (iv) attachment of its assets (whether before or after judgment), and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any suit, action or proceedings relating to any transaction that may be effected on any part of the Application in the courts of any jurisdiction and has irrevocably agreed, to the extent permitted by applicable law, that it will not claim such immunity in any such suit, action, or proceeding.

16.           Unauthorized Use. UNAUTHORIZED USE OF J.P. MORGAN'S WEBSITES, APPLICATIONS AND SYSTEMS OR THOSE OF ITS AFFILIATES IS STRICTLY PROHIBITED.

17.        Miscellaneous.

(a)
Links to non-J.P. Morgan websites or applications are provided solely as pointers to information on topics that may be useful to users of the Application, and J.P. Morgan has no control over the content on such non-J.P. Morgan websites or applications. If you choose to link to a website or application not controlled by J.P. Morgan, J.P. Morgan has no liability and makes no warranties, either express or implied, concerning the content of such site or application. Please review the terms and conditions that those third party websites and applications may contain.

(b)
.Certain sections or pages of this Application, including but not limited to order submission, amendment or cancellation pages, may contain additional terms and conditions or disclaimers which are in addition to this Addendum. In the event of a conflict, the additional terms and conditions or disclaimers will govern with respect to those sections or pages.

PLEASE EVIDENCE (i) YOUR AGREEMENT TO THIS ADDENDUM ON BEHALF OF YOURSELF AND THE CLIENT BY CLICKING ON THE BUTTON BELOW MARKED “ACCEPT” OR (ii) THAT YOU DO NOT AGREE TO THIS ADDENDUM BY CLICKING ON THE BUTTON BELOW MARKED “DECLINE”.  BY CLICKING ON THE BUTTON BELOW MARKED “ACCEPT” YOU (A) ACKNOWLEDGE AND AGREE ON BEHALF OF YOURSELF AND THE CLIENT THAT YOU AND THE CLIENT AGREE AND INTEND FOR THIS ADDENDUM TO BE THE LEGAL EQUIVALENT OF SIGNED, WRITTEN CONTRACTS AND EQUALLY BINDING, AND (B) WARRANT AND REPRESENT THAT YOU HAVE ALL REQUISITE LEGAL AND CORPORATE POWER TO ENTER INTO THIS ADDENDUM ON BEHALF OF THE CLIENT. ANY SUCH CLICKING SHALL HAVE THE SAME FORCE AND EFFECT AS A PAPER COPY OF AN ADDENDUM THAT HAS BEEN MANUALLY SIGNED AND DELIVERED BY YOU ON YOUR BEHALF AND AS AN AUTHORIZED SIGNATORY OF THE CLIENT.

The parties agree that:

(a)	This contract will be formed by your clicking the “Accept” button.

(b)	The time of formation of the contract will be the time at which the J.P. Morgan IT system receives the record of your clicking the “Accept” button.

(c)	The place of formation of the contract will be New York.

Copyright (c) 2014. JPMorgan Chase & Co. All rights reserved.